Exhibit (a)(6)

Presentation to Employees

(a)(6)

NETMANAGE(R) Stock Option Exchange Program May - June, 2003 NetManage - Confidential

NetManage Stock Option Exchange Program Agenda: Program Overview How the Stock Option Exchange Works Key Dates How to Enroll Summary

Participation in this program is COMPLETELY OPTIONAL. The Exchange Offer expires on June 13, 2003 No Exceptions. Program Overview This is only intended to be a brief overview. The Offer to Exchange Document should be read in its entirety and sets forth the terms of the Exchange Offer.

Program Overview cont. Opportunity to exchange options that are priced at $1.50 or above ("underwater options"). New options expected to be granted on December 16, 2003 (or shortly thereafter) at Fair Market Value (closing sale price on Nasdaq on grant date of New Option). New options granted at 1:1 ratio. New options issued from same Plan as old option was granted under (either the 1992 Option Plan or the 1999 Non-Qualified Plan). The offer expires on June 13, 2003 @ 4:59 P.M Pacific Time. No Elections to exchange options will be accepted after this time.

Program Overview cont. What's in it for NetManage? Enhanced employee motivation and retention. What's in it for you? A chance to exchange options that may not have value for some time with options that may potentially have a lower exercise price. Participation in this program is COMPLETELY OPTIONAL

How the Stock Option Exchange Program Works 1. Turning in old options for cancellation: Opportunity to turn in any "Eligible Option*". An Eligible Option has an exercise price of $1.50 or more. Only unexercised options can be exchanged. Option can be vested or unvested. Not required to turn in all grants - may pick and choose, but must turn in entire grant (no partial grants accepted). Program available to ALL exempt employees. Cannot turn in shares purchased under the ESPP. *If you turn in any "Eligible Options" you must turn in any "Required Options", which are: Any option granted since November 15, 2002 (in the last 6 months) regardless of Exercise price. This is required in order to avoid a compensation expense for the Company.

Example: Required Options If I elect to turn in the stock option granted on April 9, 2002 what are the Required Options? Reason for Grant Grant Date Exercise Price Option Shares Yes No New Hire Apr 9, 2002 $3.50 4,000 X Merit Nov 15, 2002 $0.90 1,000 X

How the Stock Option Exchange Program Works 2. Getting New options New options expected to be granted on, or shortly after, December 16, 2003. One new option for every cancelled option. MUST be NetManage employee on new grant date to get the new options. No additional options can be granted to participants until New Options granted (at least six months and one day later) Any merit or promotion option grants will be delayed until after new grant date.

How the Stock Option Exchange Program Works New Options have the same terms as cancelled options, except.... New Option will be vested and exercisable for same number of shares as cancelled option but no vesting credit given for period between cancellation date (June 13, 2003) and new grant date (approximately December 16, 2003). If the old option was an incentive stock option ("ISO") the new option will be an ISO to the extent permitted under the applicable tax laws. Ten-year term period starts over (New Options are exercisable for 10 years from date of grant).

Example: Vesting Example 1: Total Shares Grant Date Shares Vested First Years Shares Vest on: Date Shares Fully Vested Cancelled Option 5,000 Oct 3, 2002 0 (06/13/2003 Cancellation Date) Oct 3, 2003 (1,250 shares) Oct 3, 2006 New Option 5,000 Dec 16, 2003 (or shortly thereafter) 0 (12/16/2003 New Grant Date) April 16, 2004 (1,250 shares) April 16, 2007 Example 2: Total Shares Grant Date Shares Vested First Years Shares Vest on: Date Shares Fully Vested 4,800 June 10, 2002 1,200 (06/13/03 Cancellation Date) June 10, 2003 (1,200 shares) June 10, 2006 4,800 Dec 16, 2003 (or shortly thereafter) 1,200 (12/16/03 New Grant Date) Dec 16, 2004 (2,400 shares) Dec 16, 2006

.....you leave the Company or are terminated from NetManage for ANY REASON: If your employment terminates after the expiration of the offer on June 13, 2003, but before the date the New option is to be granted, then you will not receive a New Option grant in replacement of your cancelled grant. If you are terminated or leave prior to the expiration of the offer on June 13, 2003, your options will be withdrawn and returned to you. ..... the NetManage stock price is higher on the date of grant of the New Options There is no guarantee the Fair Market Value of the stock will be lower at the new grant date, and thus, you could pay more for the shares subject to the New Options. What happens if you exchange your old options, and before you are granted the new options...

What happens if you exchange your old options, and before you are granted the New Options... ..... NetManage is Acquired - If we are acquired prior to the expiration of the offer, you may withdraw your returned options and exercise any rights under any existing agreements. - If we are merged into a new entity after cancellation of the old options but before issuance of New Options, the surviving corporation would assume our obligations and issue options for its stock. - If we are acquired and become a subsidiary of the acquiring corporation after the options are accepted for exchange and cancelled, but before new options are granted, the acquiring company would not be obligated to issue options for its stock.

What happens if you exchange your old options, and before you are granted the new options... .....you are promoted, or approved for a merit/promotion additional grant Merit/promotion and other grants will be delayed until after the New Option grant date. Why? If NetManage grants any options sooner than six months and one day the Company is required to record a compensation expense against the Company's earnings.

International Implications Program available to ALL exempt NetManage employees. Serious tax implications possible in some countries (Summary tax information is attached to the Offer to Exchange but you should talk to a tax advisor). New Stock options in some countries may contain new or additional restrictions or terms that may be less favorable to employees.

KEY DATES Offer Commences Friday, May 16, 2003. Offer Expires Friday, June 13, 2003 @ 4.59 P.M. Pacific Time- NO EXCEPTIONS. Grant date for New Options December 16, 2003 (or shortly thereafter) Enrollment Period

How to Participate Get the critical information: Documents were e-mailed to you. Election Forms also available under Legal/HR on Zeke. Review your legal documents. Review your stock history. Talk to your tax advisor. Make your decision! Complete the Election Process Fill out and sign the election form. Fax, hand deliver or mail the form to Legal, or local controllers in Europe and Israel by the deadline (June 13, 2003).

Forms The Tender offer information and forms have been e-mailed to your NetManage email address. Election Forms are available under HR and Legal on Zeke. If you have difficulties printing please call the designated person for your site. Hard copies can be obtained from the Legal Department or the designated site contact person.

Summary Opportunities: A chance to get a new exercise price for your options that are priced at $1.50 or above ("underwater options"). Risks: 1. The Fair Market Value of the New Option may be higher than the Fair Market Value of the cancelled option. 2. You could leave NetManage or be terminated. 3. We could be acquired. Advice: Read all documents carefully. Consult with a tax advisor. Submit paperwork by the DEADLINE (4.59pm Pacific Time on Friday, June 13, 2003).

Questions?? In U.S. or Canada Contact..... Steve Mitchell: (408) 342-7114 steve.mitchell@netmanage.com Donna Dury: (408) 342-7704 donna.dury@netmanage.com Teresa Hung: (408) 342-7630 teresa.hung@netmanage.com

Questions?? Outside U.S. or Canada Contact.... In Israel, Italy, France, Spain - Ronit Weizman Tel: 972-4-8130111 or ronit.weizman@netmanage.co.il In the UK - Nick Still Tel: 44-1462-755050 or nick.still@netmanage.co.uk In Germany and the Netherlands - Heiko Eckstein Tel: 49-8104-8902-0 or heiko.eckstein@netmanage.com